Exhibit 99.2

NEWS

Sequans Communications S.A. Announces Pricing of Underwritten Public Offering of

American Depositary Shares

Paris, France – June 14, 2017 – Sequans Communications S.A. (NYSE: SQNS), (“Sequans”, or the “Company”), a leading provider of single-mode 4G LTE wireless semiconductor solutions for Internet of Things (“IoT”) and a wide range of broadband data devices, today announced the pricing of an underwritten public offering of American Depositary Shares (ADSs), representing 3,750,000 ordinary shares, at a price of $3.80 per ADS, in an underwritten public offering under an effective shelf registration statement (the “Offering”) filed with the Securities and Exchange Commission (the “SEC”). The Company has also granted to the underwriters a 30-day option to acquire an additional 562,500 ADSs to cover overallotments, if any, in connection with the Offering. After the underwriting discount and estimated offering expenses payable by the Company, the Company expects to receive net proceeds of approximately $12.9 million, assuming no exercise of the overallotment option. The Company intends to use the net proceeds from the Offering for general corporate purposes. The Offering is expected to close on June 19, 2017, subject to customary closing conditions.

Canaccord Genuity is acting as the sole book-running manager of the offering and B. Riley is acting as co-manager.

The ADSs described above are being offered by Sequans pursuant to a shelf registration statement on Form F-3, including a base prospectus, previously filed with and subsequently declared effective by the SEC. The securities may be offered only by means of a prospectus. A preliminary prospectus supplement and accompanying base prospectus relating to the offering was filed with the SEC on June 13, 2017 and a final prospectus supplement and accompanying base prospectus relating to the

Offering will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov. Copies of the final prospectus supplement and accompanying base prospectus relating to this Offering may also be obtained, when available, from the Syndicate Department of Canaccord Genuity Inc., Attention: Syndicate Department, 99 High Street, 12th Floor, Boston, Massachusetts 02110, or by telephone at (617) 371-3900, by email at prospectus@canaccordgenuity.com. Before you invest, you should read the final prospectus supplement and the accompanying base prospectus and other documents Sequans has filed or will file with the SEC for more complete information about Sequans and the Offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Sequans Communications

Sequans Communications S.A. (NYSE: SQNS) is a leading provider of single-mode 4G LTE wireless semiconductor solutions for the Internet of Things (“IoT”) and a wide range of broadband data devices. Founded in 2003, Sequans has developed and delivered seven generations of 4G technology and its chips are certified and shipping in 4G networks around the world. Today, Sequans offers two LTE product lines: StreamrichLTE™, optimized for broadband devices, including CPE, mobile and portable routers, and high-performance IoT devices, and StreamliteLTE™, optimized for lower data rate and narrowband IoT devices. The Company is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Sweden, Taiwan, South Korea, and China.

Safe Harbor

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the expected closing of the public offering and the intended use of proceeds from the offering. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the satisfaction of the conditions to closing of the offering, risks associated with the cash requirements of our business and other risks detailed from time to time in our filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

SOURCE: Sequans Communications S.A.

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com

Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Disclaimer

The announcement is for information purposes only and does not, and shall not, in any circumstances, constitute a public offering by Sequans, nor a solicitation of an offer to subscribe for securities in any jurisdiction outside the United States, including France. No prospectus (including any amendment, supplement or replacement thereto) or any other offering material has been prepared in connection with the offering of the ADSs that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no ADSs have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the prospectus or any other offering material relating to the ADSs have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) and/or restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in Articles L. 411-2, D. 411-1, D. 411-4, D.744-1, D.754-1 and D. 764-1 of the French Code monétaire et financier. The direct or indirect distribution to the public in France of any so acquired ADSs may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier and applicable regulations thereunder. This communication does not constitute an offer or invitation to subscribe for or to purchase any of the ADSs and neither this communication nor anything herein shall form the basis of any contract or commitment whatsoever. Any contact with potential qualified investors in France does not and will not constitute financial and banking solicitation (démarchage bancaire et financier) as set forth in Articles L. 341-1 and seq. of the French Code monétaire et financier.